Exhibit 99.1

Mesoblast grants TiGenix an exclusive global patent license to use adipose-derived mesenchymal stem cells in the local treatment of fistulae

New York, USA, Melbourne, Australia and Leuven, Belgium, December 14, 2017 - Mesoblast Limited (ASX: MSB; Nasdaq: MESO) and TiGenix NV (Euronext Brussels and Nasdaq: TIG) today announce that Mesoblast has granted TiGenix exclusive access to certain of its patents to support global commercialization of the adipose-derived mesenchymal stem cell product Cx601 for the local treatment of fistulae. The agreement includes the right for TiGenix to grant sub-licenses to affiliates and third parties, including TiGenix’s current development and commercialization partner ex-United States.

As consideration, Mesoblast will receive up to €20 million (approximately USD$24 million) in payments, with €5 million upfront, €5 million within 12 months, and up to €10 million in product regulatory milestones. Additionally, Mesoblast will receive single digit royalties on net sales of Cx601.

TiGenix CEO Eduardo Bravo said: “We are delighted to have concluded this exclusive license agreement with Mesoblast, which will broaden our IP protection for Cx601 as we move closer to commercialization in Europe. We continue advancing our global pivotal Phase 3 clinical trial to support a future Biologics License Application (BLA) to the US FDA and are also pursuing the development of new indications for Cx601 to expand its potential market. With this newly-added IP protection, TiGenix now has a stronger intellectual property position that supports the use of Cx601 for treatment of all fistulae.”

Mesoblast Chief Executive Dr Silviu Itescu stated: “We are pleased to help contribute to making Cx601, a much-needed treatment option, available to patients with fistulae worldwide. This agreement highlights the strength of Mesoblast's extensive intellectual property portfolio covering mesenchymal lineage cells. When consistent with our strategic objectives, Mesoblast may consider providing third parties with commercial access to our valuable patent portfolio."

Mesoblast continues to develop its proprietary bone marrow-derived allogeneic expanded MSC product candidate for intravenous delivery to induce remission in patients with biologic-refractory Crohn's disease.

For further information, please contact :

For TiGenix:
Claudia Jiménez
Senior Director	Media enquiries:
Investor Relations and Communications	Consilium Strategic Communications
T: +34 91 804 9264	T: +44 20 3709 5700
claudia.jimenez@tigenix.com	tigenix@consilium-comms.com

For Mesoblast:
Julie Meldrum	Schond Greenway
Corporate Communications	Investor Relations
T: +6139639 6036	T: +12128802060
julie.meldrum@mesoblast.com	schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix´ lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis – a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage precursor and stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s intellectual property estate comprises approximately 800 patents and patent applications across 69 patent families, providing protection across major markets including the United States, Europe, Japan and China.

Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs. Three of its Tier 1 products are in Phase 3 trials: MSC-100-IV has been evaluated in an expanded access program in 241 children with steroid-refractory acute graft versus host disease, and is completing enrollment in a Phase 3 trial in up to 60 pediatric patients; MPC-150-IM is being evaluated in a Phase 3 trial of up to 600 patients with moderate to severe chronic heart failure, and in a Phase 2b trial that has just completed enrollment of 159 patients with end-stage heart failure and a left ventricular assist device; and MPC-06-ID is being evaluated in a Phase 3 trial of 360 patients as a non-opioid alternative for chronic low back pain due to disc degeneration following on from a 100-patient Phase 2 trial. Mesoblast has also completed Phase 2 trials of its Tier 1 product candidate MPC-300-IV in patients with biologic refractory rheumatoid arthritis, and in patients with diabetic nephropathy.

Additionally, Mesoblast has a deep pipeline of Tier 2 product candidates which have demonstrated efficacy signals in Phase 2 trials, including in Crohn’s disease, lumbar spinal fusion, and prevention of post-traumatic knee osteoarthritis in the setting of an anterior collateral ligament tear. For more information, please visit www.mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

TiGenix’ forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond the Company's control. Therefore, actual results, the financial condition, performance or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. TiGenix disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in the Company’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

Mesoblast forward looking information

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward- looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176